Exhibit 99.1

IsoTis OrthoBiologics Appoints Gene B. Reu as Vice President of Operations

LAUSANNE, Switzerland, IRVINE, CA, USA – August 24, 2006 - IsoTis S.A. (SWX/Euronext: ISON; TSX: ISO), the orthobiologics company, today announced it has appointed Gene B. Reu as Vice President of Operations.

Pieter Wolters, President and CEO of IsoTis OrthoBiologics said: “We are very pleased to welcome Gene B. Reu as our new Vice President of Operations. Gene brings more than 20 years of medical device experience to his new position. He has extensive experience in operations, medical device manufacturing, enterprise resource planning, research and development and quality affairs. We believe that he is ideally qualified to contribute to our growth and future development, and to replace Bill Franklin, who, several months ago, indicated his wish to pursue opportunities outside the company.”

Gene B. Reu joins IsoTis from Arthrocare, Inc., where he served as Vice President & General Manager of Coblation Technologies since 2004. From 2002 to 2004, Mr. Reu served as VP of Operations at Opus Medical, Inc., which was acquired by Arthrocare, Inc. in 2004. From 1998 to 2002, Mr. Reu served as VP of R&D and Operations at Cryogen, Inc. Prior to 1998, Mr. Reu held a number of senior development and quality assurance positions in the industry, including at Ethicon, Inc. and Baxter Edwards. Mr. Reu holds B.S. and M.S. degrees in mechanical engineering from the University of Minnesota.

IsoTis OrthoBiologics has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network, and an expanding international presence. The company’s main commercial operations are based in Irvine, CA, and its international sales headquarters are based in Lausanne, Switzerland.

For information contact:
Hans Herklots, Director IR                    Rob Morocco, CFO
Tel: +41(0)21 620 6011                         +1 949 855 7155
hans.herklots@isotis.com            robert.morocco@isotis.com

Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including, but not limited to, a competitive sales and marketing environment,  the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. Food and Drug Administration or other regulatory approvals (e.g., EMEA, CE), market acceptance of IsoTis’ products, effectiveness of IsoTis’ distribution channels, development of competing therapies or technologies, the terms of any future strategic alliances, the need for additional capital and the inability to obtain or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis’ Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com and the Toronto Stock Exchange (TSX).